[WINTHROP WEINSTINE LOGO]

March 25, 2009                                            Karen V. Bertulli
                                                          (612) 604-6604
                                                          kbertulli@winthrop.com

VIA EDGAR (W/OUT ENCLOSURES) AND FEDERAL EXPRESS
------------------------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Mr. Tom Kluck

RE:   AMERICAN CHURCH MORTGAGE COMPANY
      AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-11
      FILED MARCH 9, 2009
      FILE NO. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (the "Company"), a Minnesota corporation, we are responding to the comments presented in the letter from Mr. Tom Kluck dated March 20, 2009. For the Staff's convenience, our Response is preceded by the related Staff Comment. In addition, and for ease of reference, we have included with the mailed, hardcopy of the letter, 4 blacklined copies of Amendment No. 3 filed today, marked to show the changes to Amendment No. 2 to the Registration Statement on Form S-11 filed March 9, 2009.

GENERAL
-------

COMMENT 1.     PLEASE TELL US HOW YOU CONSIDERED  RULE  8-08(B)(2) OF REGULATION
               S-X IN  DETERMINING  THAT  YOU DO NOT  NEED  TO  PROVIDE  UPDATED
               AUDITED FINANCIAL STATEMENTS OF THE MOST RECENT FISCAL YEAR ENDED
               DECEMBER 31, 2008.

RESPONSE 1.    The  Company  will have net  income  for the  fiscal  year  ended
               December 31, 2008 as provided by Rule  8-08(b)(2)  of  Regulation
               S-X.

March 25, 2009
Securities and Exchange Commission
Page 2 of 3

FINANCIAL STATEMENTS AND NOTES
------------------------------

PERIOD ENDED SEPTEMBER 30 2008
------------------------------

CONDENSED STATEMENTS OF OPERATIONS, PAGE F-19
---------------------------------------------

COMMENT 2.     IN RESPONSE TO COMMENT 4 IN OUR LETTER  DATED  FEBRUARY 13, 2009,
               WE NOTE YOU HAVE INCLUDED  CAPITAL GAINS  REALIZED AS A COMPONENT
               OF NET  INTEREST  INCOME.  IN FUTURE  FILINGS,  PLEASE  REVISE TO
               PRESENT THIS AMOUNT  BELOW NET INTEREST  INCOME AS A COMPONENT OF
               OTHER INCOME.

RESPONSE 2.    The Company will revise future  filings to include  capital gains with other income rather than as a component of net interest income.

COMMENT 3.     FURTHER TO OUR PREVIOUS  COMMENT,  GIVEN THE  MATERIAL  IMPACT TO
               OPERATING INCOME RESULTING FROM THE EXCLUSION OF INTEREST EXPENSE
               IN PREVIOUS  FILINGS,  PLEASE TELL US HOW YOU  COMPLIED  WITH THE
               REQUIREMENTS TO FILE AN ITEM 4.02 8-K. IN ADDITION, THE FINANCIAL
               STATEMENTS  FILED IN YOUR FORM S-11 SHOULD BE CLEARLY  LABELED AS
               RESTATED.

RESPONSE 3.    The Company has filed an Item 4.02 Form 8-K related to the change in operating income. In addition, the Company has labeled the financial statements as restated in Amendment No. 3 to Form S-11, filed today.

NOTE 2 -- FAIR VALUE MEASUREMENT, PAGES F-23 -- F-24
----------------------------------------------------

COMMENT 4.     WE HAVE  REVIEWED  YOUR RESPONSE TO COMMENT 6 IN OUR LETTER DATED
               FEBRUARY 13, 2009 AND NOTE YOUR INTENTION TO CATEGORIZE YOUR BOND
               PORTFOLIO  AS  LEVEL 2 IN THE  FAIR  VALUE  HIERARCHY  ON A GOING
               FORWARD   BASIS.   PLEASE   EXPAND   UPON  YOUR  BASIS  FOR  THIS
               RECLASSIFICATION.  IN THIS  REGARD,  WE NOTE  THAT YOU ARE  USING
               VALUES FOR  SIMILAR  ASSETS IN  INACTIVE  MARKETS  WITH A FURTHER
               ADJUSTMENT  FOR  YOUR   CALLABILITY   PROVISION,   WHICH  MAY  BE
               SIGNIFICANT  TO YOUR FAIR VALUE  MEASUREMENT.  PLEASE TELL US HOW
               YOU CONSIDERED PARAGRAPH 29 OF SFAS 157 IN DETERMINING THAT THESE
               BONDS SHOULD BE  CATEGORIZED AS LEVEL 2 INSTEAD OF LEVEL 3 IN THE
               FAIR VALUE HIERARCHY.

RESPONSE 4.    The Company's  bond  portfolio is recorded at fair value based on similar  assets in  inactive  markets  and  discounted  cash flow
               methodologies.   In  determining  the  comparability  of  similar
               assets, the Company considers the contractual terms of the bonds.
               The bonds that the Company owns as well as the bonds that the Company compares against are not rated by an established credit rating agency. The Company's internal credit rating and process for selecting comparable bonds are unobservable inputs. These two factors are

March 25, 2009
Securities and Exchange Commission
Page 3 of 3

               unobservable and are a part of the Company's initial assessment in measuring its bonds and classifying them as level 3 in the valuation hierarchy. In addition, the bonds that do trade are not trading above par. These factors will be included in the Company's future filings to ensure that the disclosures are consistent with the treatment.

PART II- INFORMATION NOT REQUIRED IN PROSPECTUS, PAGE II-1
----------------------------------------------------------

INDEX TO EXHIBITS
-----------------

EXHIBIT 8 -- TAX OPINION
------------------------

COMMENT 5.     WE NOTE YOUR  RESPONSE TO COMMENT 9 IN OUR LETTER DATED  FEBRUARY
               13, 2009. WE REFER YOU TO THE THIRD TO LAST  PARAGRAPH OF THE TAX
               OPINION.  PLEASE  ADVISE  COUNSEL THAT IT IS NOT  APPROPRIATE  TO
               DISCLAIM RESPONSIBILITY IN ANY MANNER THAT STATES OR IMPLIES THAT
               INVESTORS  ARE NOT ENTITLED TO RELY ON THE  OPINION,  OR TO PLACE
               LIMITATIONS  ON WHOM  MAY  RELY  ON THE  OPINION.  PLEASE  ADVISE
               COUNSEL TO REVISE THE TAX OPINION ACCORDINGLY.

Response 5.    Further  to Comment 5, we have  included a revised  tax  opinion.
               Please see Exhibit 8 to Amendment No. 3.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6604.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Karen V. Bertulli
Karen V. Bertulli

cc:   Philip J. Myers (American Church Mortgage Company)